

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2017

Via E-mail
Glenn A. Eisenberg
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, North Carolina 27215

>   **Re: Laboratory Corporation of America Holdings
>   Form 10-K for Fiscal Year Ended December 31, 2016
>   Filed February 27, 2017
>   File No. 001-11353**

Dear Mr. Eisenberg:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (in millions)

Results of Operations, page 48

1.   Please disclose the underlying drivers for changes in each segment's operating income, as shown in your segment footnote, between reporting periods. If there are multiple drivers, please discuss and quantify the effect of each driver identified. Please similarly disclose, with quantification, the business reasons for changes between periods in the general corporate expenses reconciling item shown in your segment footnote.

2.   Please disclose how you define organic growth. In doing so, please clarify when the results of recent acquisitions are first included in your organic growth.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining